UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 30, 2020

Apergy Corporation

(Exact Name of Registrant as Specified in Its Charter)

Delaware	001-38441	82-3066826
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2445 Technology Forest Blvd Building 4, 12th Floor The Woodlands, Texas 77381
(Address of Principal Executive Offices, including Zip Code)

(281) 403-5772

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act: None

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	APY	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01.	Regulation FD Disclosure.

On March 30, 2020, Apergy Corporation posted on its website a presentation regarding a Business and Transaction Update, a copy of which is filed as Exhibit 99.1 and is incorporated herein by reference.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act of 1933 or the Exchange Act, regardless of any general incorporation language in such filings.

Item 8.01.	Other Events.

On March 30, 2020, Apergy Corporation issued a press release announcing the details of a conference call to be conducted via live webcast on March 31, 2020, a copy of which is filed as Exhibit 99.2 and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(c) Exhibits.

99.1	Business and Transaction Update Presentation.

99.2	Press Release dated March 30, 2020.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Apergy Corporation
(Registrant)

Date: March 30, 2020	/s/ Jay A. Nutt
Jay A. Nutt
Senior Vice President and Chief Financial Officer

Business and Transaction Update March 30, 2020 Exhibit 99.1

Forward-Looking Statements This investor presentation, and the related discussions, includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Apergy Corporation (“Apergy”), ChampionX Holding Inc. (“ChampionX”) and Ecolab Inc. (“Ecolab”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements. These forward-looking statements are based on Apergy and ChampionX’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from Apergy and ChampionX’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Apergy may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by the parties, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Apergy and ChampionX, or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; and (14) other risk factors detailed from time to time in Apergy and Ecolab’s reports filed with the SEC, including Apergy and Ecolab’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive. Any forward-looking statements speak only as of the date of this communication. None of Apergy, ChampionX or Ecolab undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements. Non-GAAP Measures This investor presentation, and the related discussions, contains certain non-GAAP financial measures, which should be considered only as supplemental to, and not as superior to financial measures prepared in accordance with generally accepted accounting principles (“GAAP”). For additional information about our non-GAAP financial measures, see our filings with the SEC. This investor presentation is not an offer to sell or the solicitation of an offer to buy any securities of Apergy, nor will there be any sales of securities of Apergy in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Important Additional Info and No Offer or Solicitation Important Information About the Transaction between Apergy, ChampionX, and Ecolab Inc. and Where to Find It In connection with our proposed merger with ChampionX, the upstream energy business of Ecolab, Apergy has filed a preliminary proxy statement on Schedule 14A and a registration statement on Form S-4 containing a prospectus with the SEC and ChampionX Holding Inc. has filed a registration statement on Form S-4 and Form S-1 containing a prospectus. Both Apergy and ChampionX expect to file amendments to these filings before they become effective. Investors and securityholders are urged to read the registrations statements/prospectuses and preliminary proxy statement and any further amendments when they become available as well as any other relevant documents when they become available, because they will contain important information about Apergy, ChampionX, Ecolab and the proposed transactions. The registration statements/prospectuses and preliminary proxy statement and any further amendments (when available) and other documents can also be obtained free of charge from the SEC’s website at www.sec.gov. The registration statements/prospectuses and preliminary proxy statement and other documents (when they are available) can also be obtained free of charge from Ecolab upon written request to Ecolab, Inc., Attn: Investor Relations, 1 Ecolab Place, St. Paul, MN 55102, or by e-mailing investor.info@ecolab.com or upon written request to Apergy, Investor Relations, 2445 Technology Forest Boulevard, The Woodlands, Texas 77381 or by e-mailing david.skipper@apergy.com. Participants in the Solicitation This communication is not a solicitation of a proxy from any security holder of Apergy. However, Apergy, Ecolab and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Apergy in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Apergy in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the definitive proxy statement when it is filed with the SEC. Information about the directors and executive officers of Ecolab may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2020, and its definitive proxy statement relating to its 2020 Annual Meeting of Shareholders filed with the SEC on March 20, 2020. Information about the directors and executive officers of Apergy may be found in its Annual Report on Form 10-K filed with the SEC on March 2, 2020, and its definitive proxy statement relating to its 2019 Annual Meeting of Stockholders filed with the SEC on March 25, 2019. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Key Investor Topics Apergy Update Given the Current Environment 1 ChampionX Business Profile and Performance During a Downturn 2 Pro Forma Apergy + ChampionX Strategic and Financial Attributes 3 Transaction Update and Timeline 4 3

Actions Implemented at Apergy Developed scenarios to inform downturn contingency plans, including scenarios worse than 2015/2016 decline Implemented initial set of actions expected to result in $65 million of annual cost savings Reduction in total Apergy headcount Company-wide salary reductions, including 25% reduction in CEO’s base salary Facility rationalization and elimination of non-essential expenses $50 million reduction in capital expenditures and investment in ESP leased assets compared to 2019 spending level Continuing to monitor market developments and prepared to take additional actions as necessary 1

Considerations for Downturn Scenarios Apergy’s high margin, cash generative business model combined with actions taken ensure Apergy can maintain profitability and cash flow even in severe downturn scenarios 2019A 2016A Revenue $1,131 $751 Adjusted EBITDA $251 $115 % EBITDA Margin 22% 15% FCF $116 $107 $77 FCF % of EBITDA 46% 93% 67% FCF % of Revenue 10% 14% 10% Note: Dollars in millions. Free cash flow represents operating cash flows less capital expenditures. Data for Apergy standalone; does not include ChampionX. FCF conversion calculated as FCF % of Adjusted EBITDA. 1 Expect positive adjusted EBITDA Decremental margin of 42% from previous peak (2014) to trough (2016) Decremental margin can vary quarter to quarter based on product mix and rate of revenue decline Expect FCF conversion to increase with the release of working capital and reduction in capex Key Investor Question: What are expectations in a trough revenue scenario lower than 2016? As Reported Adjusted 2016 as reported free cash flow is prior to Apergy spin-off and does not include tax-effected interest expense associated with standalone Apergy debt. 2016 adjusted free cash flow includes illustrative after-tax interest expense based on 2019A.

# 2 ChampionX at a Glance

**ChampionX is a global leader in onsite, technology-driven, sustainable chemistry programs and services**

- Provides consumable chemicals, part of customer operating expenses, that make wells function better over their long life by sustainably enhancing production and helping to maximize cash flow
- Designs chemistry solutions adjusted for customers' individual production needs that vary substantially well-to-well
- Known as an innovation leader leveraging technology to differentiate versus competitors
- Partner to customers: on-site expertise, long-term, "sticky" customer relationships with recurring revenues because of value-add provided

## Segments (% of 2019 Revenue)

| Oilfield Performance (87% of revenue) | Specialty Performance (13% of revenue) |
|---|---|
| • Production Maximization<br>• Asset Integrity<br>• Flow Assurance<br>• Water Management | • Drilling & completion<br>• Acidizing<br>• Cementing<br>• Hydraulic fracturing |

## Key Differentiation Factors

| *Leading Global Supply Chain Capability* | *Innovation Powerhouse Delivering Proprietary Offerings* | *Leading Position in Global Oilfield Chemicals Market* | *Highly Trained Experts Ensuring Strong Customer Satisfaction* |
|---|---|---|---|
| 55+ countries<br>30 global manufacturing facilities | 1,700 owned and licensed patents<br>400+ scientists and technologists | #1 market share in global production chemicals | #1 in customer satisfaction survey in production chemicals category[1] |

6 Apergy | Unlocking energy.
Copyright 2020 Apergy. All rights reserved.

[1] Source: EnergyPoint Research, 2020.

ChampionX Business Profile 2 87% of revenue tied to production including exposure to onshore, offshore, EOR and midstream High proportion of production revenues from consumables that are part of customer’s operating expenses Production chemicals used during well’s entire lifecycle ~20% of global revenue exposed to U.S. shale Drilling & Completions Production 7 2019 Revenue Mix 100% = $2.3bn Resilient Revenue Profile

ChampionX Customer Base 2 Focused on Large, Stable Customers Top 20 Customers = 57% of 2019 Revenue 8 Long-standing relationships with the largest, highest quality global customers in the sector Top customers include IOCs and NOCs – for example, ExxonMobil, BP, Shell, Chevron, ConocoPhillips, Aramco, Lukoil, Petrobras, Pemex OFS sales predominantly “big three” Sales and service model focused on expanding value to customers and growing share of wallet

# 2 ChampionX Business Mix More Resilient Today

CHAMPIONX

- ~90% of ChampionX operating income today is from Oilfield Performance (Production)
  - Peak to trough operating income decline ~34% from 2014-2016 for Oilfield Performance, substantially stronger than drilling and completions decline

**Mix of Operating Income - Historical Versus Today**



Specialty Performance
Oilfield Performance
28%
72%
12%
88%
Peak 2014
Today[1]

**Peak to Trough Δ in Operating Income ('14-'16)**

*Specialty Performance* (Drilling & Completions) (~74%)

*Oilfield Performance* (Production) (~34%)

Mix represents % of segment operating income on a carve-out adjusted basis for the period.
2014 data excludes Venezuela which has since been deconsolidated and does not appear in data shown.
[1] LTM through Q3 2019 ChampionX financials on a carve-out basis.

9 Apergy | Unlocking energy.
Copyright 2020 Apergy. All rights reserved.

Creates Differentiated Portfolio of Production Focused Equipment and Chemical Solutions for Enhanced Customer Productivity Attractive Through-Cycle Financial Profile with High Recurring Revenue, Strong Returns and Substantial Free Cash Flow Generation Expanded and Diversified Global Customer Base Supports Growth and Stability Through-the-Cycle Combines Two Highly Complementary Leaders with Established Operational Excellence and Attractive End Markets Compelling Long-Term Value Creation to Shareholders through Expected Cost Synergies and Accelerated Revenue Growth Opportunities Global Presence Across Key International Regions, with Exposure to Onshore and Offshore Production, Creates Scale and Diversification Merger with ChampionX Creates Global Leader in Production-Optimization Solutions Integration planning underway Increasing conviction in power of the combination Great cultural fit Confident in cost synergies ($75 million run rate) Excited about new growth opportunities across highly complementary portfolios Expect transaction to be completed by end of second quarter 2020 Positive customer reaction to merger 3

Highly Complementary Strategic, Operating and Financial Profiles Production-Focused Leading provider of highly engineered equipment and technologies throughout the lifecycle of a well Global leader in onsite, technology driven, sustainable chemistry programs throughout the lifecycle of a well Heritage & Brands 60+ year heritage with the most trusted brands 90+ year heritage through Nalco and Champion Customer Base Broad base of over 2,000 customers globally Intimate relationships with international and national oil companies and largest, blue chip E&P operators Geographic Reach Strength in North America Global presence in over 55 countries Culture Relentless customer focus and culture of safety and continuous improvement Uncompromising focus on safety and customers “Top Box” Through-the-Cycle Performance Strong financial performance through-the-cycle, solid cash generation and disciplined capital allocation Strong financial performance through-the-cycle, solid cash generation, low capital intensity and high recurring revenue 3

Transaction Enhances PF Credit Metrics 3 Net Debt / Adjusted EBITDA Trailing Adjusted EBITDA 2016 Trough Adj. EBITDA Net Debt 4.6x 12 Note: Dollars in millions. 1Based on Apergy net debt of $534mm as of 12/31/19, net of unamortized discounts and issuance costs, and ChampionX expected net debt of $492mm at close. 2Trough 2016 Adjusted EBITDA represents 2016A for Apergy and ChampionX 2016 EBITDA of $318mm on a carve-out adjusted basis less $35mm estimated standalone costs. ChampionX Net Debt Apergy Pro Forma $492 534 $1,0261 $534MM $1,026MM1 $1,026MM1 $1,026MM1 $534MM Apergy Standalone Apergy Standalone 2016 PF APY+CX PF APY+CX w/ $75mm Synergies PF APY+CX 2016 w/ $75mm Synergies 2

Transaction Strengthens Liquidity; No Near-Term Maturities 13 Note: Dollars in millions. 1Apergy cash and equivalents balance of $34mm as of 3/20/20 and ChampionX expected cash balance of $45mm at close. 2Revolving credit facility upsize expected to $400mm, less estimated outstanding LCs for Apergy and ChampionX. 3Upsized revolver of $400mm matures in May 2023. 3 PF Liquidity PF Debt Maturity Schedule Term Loan Senior Notes Cash on hand1 Availability on revolving credit facility2 New Term Loan B 3 0 0 0 0 0

PF Business Has Strong Through-Cycle Free Cash Flow Generation and Low Capital Intensity 3 FCF Conversion (2016 – 2019 Average) Capex as a % of Revenue (2016 – 2019) Note: Analysis does not include synergies. 1Defined as (Cash flow from operations – Capex) / Adj. EBITDA. Represents average for the metric over the period. 22019 ChampionX figures represent LTM Q3 2019 on a carve-out adjusted basis. 32016 and 2017 Apergy figures on an as reported basis prior to Apergy spin-off and does not include tax-effected interest expense associated with standalone Apergy debt. 1 14 2 2 Trough (2016) FCF Conversion 1 3 3

Update on Transaction Timing Anticipate closing by end of Q2 Filings Financing HSR Approvals Initial Form S-4 filing February 11, 2020; Amendment filing in process ChampionX has a financing commitment in place Early termination received on January 13, 2020 Subject to customary closing conditions, including an Apergy shareholder vote currently anticipated to be held in late May 4 15

16 Creates Differentiated Portfolio of Production Focused Equipment and Chemical Solutions for Enhanced Customer Productivity De-levering Transaction with Attractive Through-cycle Financial Profile; High Recurring Revenue, Strong Returns, and Substantial FCF Generation, Even in a Downturn Expanded and Diversified Global Customer Base Supports Growth and Stability Through-the-Cycle Combines Two Highly Complementary Leaders with Established Operational Excellence and Attractive End Markets Compelling Long-Term Value Creation to Shareholders through Expected Cost Synergies and Accelerated Revenue Growth Opportunities Global Presence Across Key International Regions, with Exposure to Onshore and Offshore Production, Creates Scale and Diversification Apergy Has Aggressively Taken Action to Address Current Environment with Contingency Plans in Place to React as Situation Evolves Summary and Wrap Up Immediate Actions Pro Forma Combination “Better Together” +

Exhibit 99.2

Apergy Announces Business and Merger Update Conference Call

The Woodlands, Texas, March 30, 2020 – Apergy Corporation (“Apergy”) (NYSE: APY) announced today that Soma Somasundaram, President and Chief Executive Officer, will host a business update call facilitated by David Anderson of Barclays on Tuesday, March 31, 2020 at 10:00 a.m. Central Time (11:00 a.m. Eastern Time). Deric Bryant, Executive Vice President of Ecolab Inc. and President of ChampionX, will join as an invited guest to discuss the pending merger between Apergy and ChampionX.

The call will be available by live webcast on Apergy’s website at www.apergy.com or by dialing in as follows:

US and Canada:	1-888-517-2464
International:	1-630-827-6816
Reference:	Apergy conference call number 5871 253

Please register for the webcast or dial into the call approximately 15 minutes prior to the scheduled start time.

A replay of the conference call will be available for approximately 30 days on Apergy’s website or by dialing 1-888-843-7419 in the United States and Canada, or 1-630-652-3042 for international calls, with access code 5871 253#.

About Apergy

Apergy is a leading provider of highly engineered equipment and technologies that help companies drill for and produce oil and gas safely and efficiently around the world. Apergy’s products provide efficient functioning throughout the lifecycle of a well - from drilling to completion to production. Apergy’s Production & Automation Technologies offerings consist of artificial lift equipment and solutions, including rod pumping systems, electric submersible pump systems, progressive cavity pumps and drive systems and plunger lifts, as well as a full automation and digital offering consisting of equipment and software for Industrial Internet of Things (“IIoT”) solutions for downhole monitoring, wellsite productivity enhancement, and asset integrity management. Apergy’s Drilling Technologies offering provides market leading polycrystalline diamond cutters and bearings that result in cost effective and efficient drilling. To learn more about Apergy, visit our website at http://www.apergy.com.

Important Information About the ChampionX Transaction and Where to Find It

In connection with the proposed transaction, Apergy has filed a preliminary proxy statement on Schedule 14A and a registration statement on Form S-4 containing a prospectus with the Securities and Exchange Commission (the “SEC”) and ChampionX Holding Inc. (“ChampionX”) has filed a registration statement on Form S-4 and Form S-1 containing a prospectus. Both Apergy and ChampionX expect to file amendments to these filings before they become effective. INVESTORS AND SECURITYHOLDERS

ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PRELIMINARY PROXY STATEMENT AND ANY FURTHER AMENDMENTS WHEN THEY BECOME AVAILABLE AS WELL AS ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT APERGY, ECOLAB, CHAMPIONX AND THE PROPOSED TRANSACTION. Investors and securityholders may obtain a free copy of the registration statements/prospectuses and preliminary proxy statement and any further amendments (when available) and other documents filed by Apergy, Ecolab and ChampionX with the SEC at the SEC’s website at http://www.sec.gov. The registration statements/prospectuses and preliminary proxy statement and other documents (when they are available) can also be obtained free of charge from Ecolab upon written request to Ecolab Inc., Attn: Investor Relations, 1 Ecolab Place, St. Paul, MN 55102, or by e-mailing investor.info@ecolab.com, or upon written request to Apergy, Investor Relations, 2445 Technology Forest Boulevard, The Woodlands, Texas 77381, or by e-mailing david.skipper@apergy.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Apergy. However, Apergy, Ecolab and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Apergy in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Apergy in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the definitive proxy statement with respect to the transaction when it is filed with the SEC. Information about the directors and executive officers of Ecolab may be found in its Annual Report on Form 10-K filed with the SEC on March 1, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 15, 2019. Information about the directors and executive officers of Apergy may be found in its Annual Report on Form 10-K filed with the SEC on March 2, 2020, and its definitive proxy statement relating to its 2019 Annual Meeting of Stockholders filed with the SEC on March 25, 2019.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Investor Contact:

David Skipper – david.skipper@apergy.com – 713-230-8031

Media Contact:

John Breed – john.breed@apergy.com – 281-403-3751